UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April  11, 2018

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 11, 2018 ProQR Therapeutics N.V. issued a press release announcing its 2018 annual general meeting of shareholders and made available to its shareholders certain other materials in connection with such meeting.

Such materials are attached as exhibits to this Form 6-K and are incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release dated April 11, 2018

99.2	Notice of the 2018Annual General Meeting of Shareholders

99.3	Explanatory Notes to the Agenda of the 2018 Annual General Meeting of Shareholders

99.4	Proxy Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: April 11, 2018	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer